EXHIBIT 99.1

First Commercial Cases with Lombard Medical's AorFlex(TM) Delivery System for Endovascular Aneurysm Repair Performed in Japan

AorFlex Delivery System Launched in Second Largest Standalone Endovascular Aneurysm Repair Market Through Exclusive Distribution Partner

IRVINE, Calif., May 19, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAA), today announced that the first procedures were successfully performed in Japan using the Company's unique Aorfix™ Endovascular Stent Graft with the new AorFlex™ Delivery system. The AorFlex Delivery system received approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) in March, and provides controlled, easy delivery of Aorfix, the first and only endovascular stent graft with worldwide regulatory approvals for the treatment of patients with aortic neck angulations up to 90 degrees.

Japan is the world's second largest standalone EVAR market; it was estimated at $140 million or 10 percent of the global market in 2013 and has been growing at an average rate of 18 percent over the last five years.  There are approximately 400 physicians at 200 clinics performing EVAR in Japan, and it is estimated that around 55 percent of Japanese AAA patients are treated using this method.1

The first AorFlex cases in Japan were performed at ShinSapporo Hospital of Cardiology by Dr. Yoshihiko Kurimoto, Director, Aortic Endovascular Therapeutic Center of Teine Hospital, and at Nara Medical University Hospital IVR Center, by Prof. Kimihiko Kichikawa and Dr. Shinichi Iwakoshi, Department of Radiology. Dr. Kurimoto stated, "Aorfix addresses unmet needs which we could not achieve with other devices, providing great benefit to my patients.  The AorFlex delivery system allows for improved control, ensuring that I deploy the stent graft more accurately."  Prof. Kichikawa, Nara Hospital added, "AorFlex provides enhanced navigation in tortuous anatomies and allows precise deployment, especially in AAA patients with challenging anatomies.  With AorFlex, I believe Aorfix will become a leading AAA device option in Japan."

Lombard Medical CEO Simon Hubbert commented, "The launch in Japan continues to gain great momentum thanks to the hard work of our exclusive distributor Medico's Hirata and the receptiveness of physicians in Japan who are using Aorfix to treat both simple and complex AAA anatomies.  We are pleased with the initial results from the first procedures using the AorFlex delivery system and look forward to the continuing adoption of Aorfix in this important and growing market."

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as AAAs. When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Medico's Hirata

Founded in 1918 and headquartered in Osaka, Medico's Hirata Inc. is a leading supplier and developer of medical device products for the Japanese healthcare industry. With more than 100 devices approved, the Company has built up extensive industry experience and a thorough understanding of the regulatory landscape in Japan. In 2006 the Company received regulatory approval to launch aortic stent grafts for the treatment of abdominal aortic aneurysms, complementing its broad portfolio of minimally invasive, innovative devices in the field of vascular intervention.

Further background on the Company can be found at http://www.medicos-hirata.co.jp/english/.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market.  The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. The Company's lead product, Aorfix™, is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only 'on-label' endovascular treatment option for patients with this complex AAA anatomy. All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees. For more information, please visit www.lombardmedical.com.

1 Medtech Ventures: Aortic Intervention Market (2014)

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.	Tel: +1 949 379 3750 / +44 (0)1235 750 800
Simon Hubbert, Chief Executive Officer	Tel: +1 949 748 6764
William J. Kullback, Chief Financial Officer
Pure Communications	Tel: +1 949 370 8500 /
Matthew H Clawson	matt@purecommunciationsinc.com
Susan Heins (Media)	Tel: +1 864 286 9597 /
sjheins@purecommunicationsinc.com
FTI Consulting (UK)	Tel: +44 (0)20 3727 1000
Simon Conway, Victoria Foster Mitchell